# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAMTEK LTD, CIK 0001109138
CUSIP: M20791105
Title of class of securities: Ordinary Shares, par value NIS 0.01 per share
Address of issuer's principal executive offices: Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Haemek, Israel (L3), 23150
Date of event which requires filing of this statement: 10/15/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-26-004788
Filed by CIK 0001415912

## Reporting persons
- Migdal Insurance & Financial Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 4,692,885; sole dispositive power 0; shared dispositive power 4,692,885; aggregate amount beneficially owned 4,692,885 (10.06% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  Row (11) is Based on 46,668,177 Ordinary Shares outstanding as of October 19, 2026 (as reported on Bloomberg LP).
- Migdal Sal Domestic Equities: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 4,225,218; sole dispositive power 0; shared dispositive power 4,225,218; aggregate amount beneficially owned 4,225,218 (9.05% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  Row (11) is Based on 46,668,177 Ordinary Shares outstanding as of October 19, 2026 (as reported on Bloomberg LP).

## Item 1. Issuer
Name of issuer: CAMTEK LTD
Address of issuer's principal executive offices: Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Haemek, Israel, 23150

## Item 2. Person Filing
Name of person filing:
Migdal Insurance & Financial Holdings Ltd.

Migdal Sal Domestic Equities

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Migdal Insurance & Financial Holdings Ltd. (the "Subsidiaries"), such as Migdal Insurance Company Ltd., Migdal Sal Domestic Equities, Migdal Makefet Pension & Provident Funds Ltd., and Migdal Mutual Funds Ltd. The Subsidiaries manage their own funds and/or the funds of others, including for holders of various insurance policies, members of pension or provident funds, unit holders of mutual funds, portfolio management clients and their nostro accounts. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.
Address of principal business office or, if none, residence:
Migdal Insurance & Financial Holdings Ltd - 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

Migdal Sal Domestic Equities - 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.
Citizenship:
Migdal Insurance & Financial Holdings Ltd. - Israel

Migdal Sal Domestic Equities - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group. The economic interest or beneficial ownership in a portion of the securities covered by this Statement (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be. In addition, each of the Filing Persons and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

As of October 15, 2026, the securities reported herein were held as follows:

- 4,225,218 ordinary shares (representing 9.05% of the total ordinary shares outstanding) beneficially owned by Migdal Sal Domestic Equities (1);

- 434,037 ordinary shares (representing 0.93% of the total ordinary shares outstanding) beneficially owned by Migdal Mutual Funds Ltd..

- 33,630 ordinary shares (representing 0.07% of the total ordinary shares outstanding) beneficially owned by Migdal Insurance Company Ltd.;

(1) All ownership rights in this partnership belong to companies that are part of Migdal Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.
Percent of class: See row 11 of cover page of each reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons, dated as of July 22, 2026 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on July 23, 2026).

## Signatures
- Migdal Insurance & Financial Holdings Ltd.: Menashe Debby, Menashe Debby / Investment Accountant (10/20/2026)
- Migdal Insurance & Financial Holdings Ltd.: Ahuvit Siodmak, Ahuvit Siodmak / CPA (10/20/2026)
- Migdal Sal Domestic Equities: Menashe Debby, Menashe Debby / Investment Accountant (10/20/2026)
- Migdal Sal Domestic Equities: Ahuvit Siodmak, Ahuvit Siodmak / CPA (10/20/2026)